TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. REPORTS FOX CREEK DRILLING PROGRAM
COMPLETED, FAIRBANKS, ALASKA

For Immediate Release: November 3, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) wishes to announce the following summary of significant geological observations for the recently completed drilling at Fox Creek prospect, reported by Avalon Development Corp., the Company’s geological consulting firm, under the direction of Curt Freeman.

The drilling at Fox Creek was completed on October 29. Holes FC04-01 and FC04-02 were angled to the southeast and northwest, respectively from a drill pad placed adjacent to the rock sample site that returned 1.36 gpt gold during initial due diligence sampling. The holes were placed approximately 150 meters east of a 1995 hole drilled by AMAX Gold that returned 30 feet grading 0.03 ounces per ton of gold.

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. The presence of molybdenite in the intrusive intercepted in hole FC04-01 suggests mineralization at Fox Creek may be similar to that at the nearby Fort Knox deposit where molybdenum is associated with gold mineralization.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments.

All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses. Assays are expected before November 15.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources

Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.